                                                                                             										Exhibit 12

                          KANSAS CITY POWER & LIGHT COMPANY

                  COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                               Twelve months
                                   ended
                               September 30
                                   2001         2000        1999        1998        1997        1996
                                (Thousands)
Net income                         $108,490    $128,631     $81,915    $120,722     $76,560    $108,171

Add:
Taxes on income                      45,621      53,166       3,180      32,800       8,079      31,753
Kansas City earnings tax                468         421         602         864         392         558

 Total taxes on income               46,089      53,587       3,782      33,664       8,471      32,311

Interest on value of
 leased property                     10,570      11,806       8,577       8,482       8,309       8,301
Interest on long-term debt           81,245      60,956      51,327      57,012      60,298      53,939
Interest on short-term debt          10,908      11,537       4,362         295       1,382       1,251
Mandatorily redeemable
  Preferred Securities               12,450      12,450      12,450      12,450       8,853
Other interest expense
 and amortization                     4,695       2,927       3,573       4,457       3,990       4,840

 Total fixed charges                119,868      99,676      80,289      82,696      82,832      68,331

Earnings before taxes
 on income and fixed
 charges                           $274,447    $281,894    $165,986    $237,082    $167,863    $208,813
Ratio of earnings to
 fixed charges                         2.29        2.83        2.07        2.87        2.03        3.06


